UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

AMENDMENT No. 3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Cookson Group plc

(Name of the Issuer)

Cookson Group plc

(Name of Persons Filing Statement)

Ordinary shares, nominal value £0.10 per share

Options to purchase ordinary shares of Cookson Group plc

(Title of Class of Securities)

n/a

(CUSIP Number of Class of Securities)

Richard Malthouse

Group Secretary

Cookson Group plc

165 Fleet Street

London EC4A 2AE, England

Telephone: +44 (0)20 7822 0000

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications on Behalf of Persons Filing Statement)

With Copies to:

James M. Bartos

Shearman & Sterling LLP

Broadgate West, 9 Appold Street

London EC2A 2AP, England

Telephone: +44 (0)20 7655 5000

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an transaction statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☒ None of the above.

Check the following box if the soliciting materials or transaction statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$58,107,195.82	$6,839.22

* Calculated solely for purposes of determining the filing fee. The transaction value was determined in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, as follows: adding (a)(i) 9,548,469 ordinary shares of Cookson Group plc that potentially could be subject to the proposed transactions described in this Schedule 13E-3, multiplied by (ii) £3.3021, the average of the high and low prices of the ordinary shares reported on the London Stock Exchange on October 11, 2005, multiplied by (iii) 1.7489, the noon buying rate for British pound sterling on October 11, 2005, as reported by the Federal Reserve Bank of New York, plus (b)(i) 1,829,177 outstanding options (each with an exercise price equal to or less than £3.3021) that potentially could be subject to the proposed transactions described in this Schedule 13E-3, multiplied by (ii) the excess of £3.3021, the average of the high and low prices of the ordinary shares underlying these options reported on the London Stock Exchange on October 11, 2005, subtracted by £2.50, the weighted average exercise price with respect to such options, multiplied by (iii) 1.7489, the noon buying rate for British pound sterling on October 11, 2005, as reported by the Federal Reserve Bank of New York, plus (c)(i) 2,278,139 outstanding options (each with an exercise price greater than £3.3021) that potentially could be subject to the proposed transactions described in this Schedule 13E-3, multiplied by (ii) the par value of the ordinary shares underlying these options, multiplied by (iii) 1.7489, the noon buying rate for British pound sterling on October 11, 2005, as reported by the Federal Reserve Bank of New York.

** The amount of the filing fee in accordance with Fee Advisory #3 for Fiscal Year 2006, is equal to 0.01177% of the value of the transaction.

☑ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$6,839.22
Form or Registration No.:	Schedule 13E-3
Filing Party:	Cookson Group plc
Date Filed:	October 18, 2005

TABLE OF CONTENTS

ITEM 16.Exhibits	1
SIGNATURE
EXHIBIT INDEX

ITEM 16. Exhibits

1.	Transaction Statement required by Rule 13e-3(e) under the US Securities Exchange Act of 1934, as amended.***

2.	Shareholder Circular (Proposals to effect a capital reorganisation and to enable the Company to de-register under the US Securities Exchange Act of 1934 and Notice of an Extraordinary General Meeting).***

3.	Form of Proxy (for holders of Ordinary Shares), accompanying the Shareholder Circular (referred to as Exhibit 2 above).***

4.	Proposed SEC De-registration: Effect on US Optionholders and US Holders of Share Awards dated December 19, 2005.***

5.	Letter to Optionholders (US SEC deregistration: Amendment of options) dated December 5, 2006.

6.	Letter to Optionholders (US SEC deregistration: Amendment of options) dated December 5, 2006.

7.	Letter to Shareholders (Cookson Group plc–Required Disposal of Ordinary Shares) dated December 5, 2006.

8.	Press Announcement dated October 17, 2005.*

9.	Employee Communication dated October 17, 2005.*

10.	Deposit Agreement, dated as of September 14, 1998, by and among Cookson Group plc, Citibank, N.A., as depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.**

11.	Form of Amendment No. 1 to Deposit Agreement by and among Cookson Group plc, Citibank, N.A., as depositary, and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder.**

*	Filed with Schedule 13e-3 on October 18, 2005.

**	Previously filed and incorporated by reference to Registration Statement No. 333-09298.

***	Filed with Schedule 13e-3 on December 19, 2005.

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COOKSON GROUP PLC

By:	/s/ MICHAEL BUTTERWORTH

Name:	Michael Butterworth
Title:	Group Finance Director

Dated: December 5, 2006

EXHIBIT INDEX

1.	Transaction Statement required by Rule 13e-3(e) under the US Securities Exchange Act of 1934, as amended.***

2.	Shareholder Circular (Proposals to effect a capital reorganisation and to enable the Company to de-register under the US Securities Exchange Act of 1934 and Notice of an Extraordinary General Meeting).***

3.	Form of Proxy (for holders of Ordinary Shares), accompanying the Shareholder Circular (referred to as Exhibit 2 above).***

4.	Proposed SEC De-registration: Effect on US Optionholders and US Holders of Share Awards dated December 19, 2005.***

5.	Letter to Optionholders (US SEC deregistration: Amendment of options) dated December 5, 2006.

6.	Letter to Optionholders (US SEC deregistration: Amendment of options) dated December 5, 2006.

7.	Letter to Shareholders (Cookson Group plc–Required Disposal of Ordinary Shares) dated December 5, 2006.

8.	Press Announcement dated October 17, 2005.*

9.	Employee Communication dated October 17, 2005.*

10.	Deposit Agreement, dated as of September 14, 1998, by and among Cookson Group plc, Citibank, N.A., as depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.**

11.	Form of Amendment No. 1 to Deposit Agreement by and among Cookson Group plc, Citibank, N.A., as depositary, and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder.**

*	Filed with Schedule 13e-3 on October 18, 2005.

**	Previously filed and incorporated by reference to Registration Statement No. 333-09298.

***	Filed with Schedule 13e-3 on December 19, 2005.